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SEC FILE NUMBER
000-27792

CUSIP NUMBER
20581E104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
COMSYS IT Partners, Inc.

Full Name of Registrant

Former Name if Applicable

4400 Post Oak Parkway, Suite 1800

Address of Principal Executive Office (Street and Number)
Houston, TX 77027

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
COMSYS IT Partners, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 30, 2008, (the “Form 10-Q”) by May 9, 2008, the prescribed due date. The Company intends to file the Form 10-Q on May 12, 2008, within the extended deadline as provided by Rule 12b-25.
The Company was unable to file the Form 10-Q by the required filing date of May 9, 2008, because it had not yet completed its review of the purchase accounting related to the December 2007 acquisition of Praeos Technologies, Inc. (“Praeos”), including the related accounting treatment (and the corresponding effect on the Company’s financial statements to be issued) for the previously disclosed $3.4 million payment due to either former employees or shareholders of Praeos. This payment is required to be paid to former employees that participated in the Praeos bonus plan upon the one-year anniversary date of the closing of the acquisition if they are still employed by the Company. If there are no bonus plan participants remaining, the funds will be paid to the former shareholders of Praeos. A cash escrow was set up at closing and the entire $3.4 million will be paid from the escrow funds. The Company has determined that the bonus plan acquired at acquisition is a compensatory arrangement and accordingly will recognize compensation expense ratably in 2008 up to the $3.4 million. If, on the one-year anniversary of the closing date, the employees are no longer with the Company and the $3.4 million is to be paid to the former shareholders, the Company will reverse the recognized compensation expense and record additional purchase price.
The Company expects to record a pre-tax charge of approximately $0.8 million in each quarter of 2008. This amount was not included in the results reported for the first quarter of 2008 or second quarter 2008 guidance included in our May 1, 2008, press release. The Company reported net income of $5.6 million and diluted earnings per share of $0.27 in the first quarter 2008 press release. The Company now expects to report net income of $5.1 million and diluted earnings per share of $0.25 in the Form 10-Q. The difference between the amounts reported in the press release and the Form 10-Q represents the impact of the aforementioned compensation expense and the related income tax effect. No changes were made to any other components of operating results and the underlying cash flow from COMSYS’ operations is not affected.
Certain information contained in this Form 12b-25, Notification of Late Filing, may be deemed forward-looking statements regarding events and financial trends that could affect the Company’s plans, objectives, future operating results, financial condition, performance and business. These statements may be identified by words such as “estimate,” “forecast,” “plan,” “intend,” “believe,” “should,” “expect,” “anticipate,” or variations or negatives thereof, or by similar or comparable words or phrases. These forward-looking statements are largely based on the Company’s expectations and beliefs concerning future events, which reflect estimates and assumptions made by management. These estimates and assumptions reflect the Company’s best judgment based on currently known market conditions and other factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond its control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this report are not guarantees of future performance, and the Company cannot assure any reader that those statements will be realized or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in this section as well as the “Risk Factors” section included in the Company’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission. All forward-looking statements speak only as of the date of this report. The Company does not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on the Company’s behalf.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Amy Bobbitt	(602)	414-3867
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COMSYS IT Partners, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By	/s/ Amy Bobbitt

Amy Bobbitt
Senior Vice President and Chief Accounting Officer